UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of February 2024
Commission File Number 001-39968
TELUS International (Cda) Inc.
(Registrant’s name)
Floor 7, 510 West Georgia Street
Vancouver, BC V6B 0M3
Tel.: (604) 695-3455
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

On February 9, 2024, TELUS International (Cda) Inc. (the “Company”) issued a press release reporting (a) its fourth quarter and full year 2023 financial results, and (b) the resignation of Vanessa Kanu, the Company's current Chief Financial Officer (CFO), and the appointment of Gopi Chande as the Company's new CFO, both effective as of March 4, 2024. Ms. Kanu will remain with the Company until March 31, 2024 to assist with the transition of responsibilities to Ms. Chande. Additional information is included in the press release, which is furnished as Exhibit 99.1 to this Form 6-K.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS International (Cda) Inc.

Date: February 9, 2024	By:	/s/ Vanessa Kanu
	Name:	Vanessa Kanu
	Title:	Chief Financial Officer

EXHIBIT

Exhibit	Description of Exhibit

99.1
News Release dated February 9, 2024 – “TELUS International reports fourth quarter and full-year 2023 results, delivering solid revenue growth, with resilient profitability and cash flow; provides outlook for 2024”